BAYTEX ENERGY TRUST
FINANCIAL STATEMENT REQUEST FORM

TO: NON-REGISTERED UNITHOLDERS

In accordance with securities regulations, BAYTEX ENERGY TRUST will send its annual financial statements and quarterly financial statements (including the related MD & A) only to those non-registered holders of trust units of BAYTEX ENERGY TRUST who request to receive such documents.

Therefore, we are writing to ask you if you would like to receive these documents by mail.

If you are interested in receiving such mailings, please complete and return this form:

☐  Mark this box if you wish to receive quarterly financial statements and related “MD&A” by mail.

☐ Mark this box if you wish to receive annual financial statements and related “MD&A” (and annual reports) by mail.

If you choose not to receive this information by mail, it will still be available to you on SEDAR at www.sedar.com and on our website at www.baytex.ab.ca.

As long as you remain a non-registered unitholder, you will be asked to renew your requests to receive interim financial statements and annual financial statements and related “MD&A” each year.

Name: (Please Print) ______________________________________________

Address: ________________________________________________________

_______________________________________ Postal Code: _____________

Signature: ______________________________ Date: __________________

CUSIP: 073176109 & 07317G305
THE ADDRESS FOR RETURN OF THIS FORM IS INDICATED BELOW.

VALIANT TRUST COMPANY
310, 606 - 4th Street S.W.
Calgary, Alberta T2P 1T1